UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

          For the Quarterly Period Ended June 30, 2002





                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 576-4000
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)


ITEM 1 - ORGANIZATION CHART

   Name of                                                           Percentage of
  reporting     Energy or gas        Date of          State of          voting
   company     related company     organization     organization    securities held    Nature of business
Entergy        Energy related   November 3, 1997      Delaware          a 100%        Holding company
Holdings,      business                                            owned subsidiary   investing in
Inc. (EHI)                                                            of Entergy      miscellaneous energy
                                                                      Corporation     related companies.

Entergy        Energy related   January 28, 1999      Delaware          a 100%        Production, sale, and
Thermal, LLC   business                                            owned subsidiary   distribution of
(Entergy                                                                of EHI        thermal energy
Thermal)                                                                              products.

Entergy        Energy related   January 28, 1999      Delaware          a 100%        Energy management
Business       business                                            owned subsidiary   services.
Solutions,                                                              of EHI
LLC (EBS)

Entergy Power  Energy related   February 25, 1999      Delaware         a 100%        Holding company
Holdings USA   business                                            owned subsidiary   investing in
Corporation                                                           of Entergy      qualifying
(EPH)                                                                 Corporation     facilities.

Entergy Power  Energy related   February 25, 1999     Delaware       a 100% owned     Development and
RS             business                                            subsidiary of EPH  ownership of
Corporation                                                                           qualifying
(EPRS)                                                                                facilities.

TLG Services,  Energy related   December 30, 1986    Connecticut        a 100%        Provide field
Inc. (TLG)     business                                            owned subsidiary   services for the
                                                                      of Entergy      decommissioning of
                                                                     Nuclear, Inc.    fossil and nuclear
                                                                                      plants.

Entergy        Energy related   August 30, 2000         Texas        a 99% limited    Provide competitive
Solutions      business                                            partner interest   energy service and
Ltd. (ESLTD)                                                        held by Entergy   electric sales.
                                                                    Retail Holding
                                                                   Company and a 1%
                                                                    general partner
                                                                   interest held by
                                                                    Entergy Retail
                                                                      Texas, Inc.

ITEM 1 - ORGANIZATION CHART (cont'd)

   Name of                                                           Percentage of
  reporting     Energy or gas        Date of          State of          voting
   company     related company     organization     organization    securities held    Nature of business
Entergy-Koch   Energy related   January 25, 2001      Delaware      a 49.5% limited   Energy marketing and
Trading, LP    business                                            partner interest   brokering.
(EKTLP)                                                               and a 0.5%
                                                                    general partner
                                                                   interest, in each
                                                                    case indirectly
                                                                    held by Entergy
                                                                         Power
                                                                     International
                                                                     Holding Corp.

EWO GP LLC     Energy related   October 30, 2000      Delaware       a 100% owned     Holding company
(EWOGP)        business                                            subsidiary of EWO  investing in energy
                                                                       Marketing      commodity brokering
                                                                     Holding, LLC     and related services.

EWO            Energy related   October 30, 2000      Delaware       a 99% limited    Energy marketing and
Marketing,     business                                            partner interest   brokering.
L.P. (EWOM)                                                           held by EWO
                                                                       Marketing
                                                                   Holding, LLC and
                                                                     a 1% general
                                                                   partner interest
                                                                    held by EWO GP
                                                                          LLC

Entergy        Energy related   March 2, 2001           Texas        a 99% limited    Price-to-Beat retail
Solutions      business                                            partner interest   electric provider.
Select Ltd.                                                         held by Entergy
(ESSL)                                                                PTB Holding
                                                                   Company and a 1%
                                                                    general partner
                                                                   interest held by
                                                                    Entergy Select
                                                                          LLC


ITEM 1 - ORGANIZATION CHART (cont'd)

   Name of      Energy or gas                                        Percentage of
  reporting    related company       Date of          State of          voting
   company                         organization     organization    securities held    Nature of business
Entergy        Energy related   June 4, 2001            Texas        a 99% limited    Provider of Last
Solutions      business                                            partner interest   Resort retail
Essentials                                                          held by Entergy   electric provider.
Ltd. (ESEL)                                                           PTB Holding
                                                                   Company and a 1%
                                                                    general partner
                                                                   interest held by
                                                                    Entergy Select
                                                                          LLC

Entergy        Energy related   July 16, 2001         Delaware          a 100%        Production, sale, and
Thermal-UNO,   business                                            owned subsidiary   distribution of
LLC                                                                   of Entergy      thermal energy
(Entergy                                                              Corporation     products.
Thermal-UNO)

Entergy        Energy related   February 15, 2002     Delaware       a 100% owned     Holding company for
Nuclear PFS    business                                              subsidiary of    investment in Private
Company                                                            Entergy Nuclear,   Fuel Storage, LLC.
(ENPFS)                                                                  Inc.


Private Fuel   Energy related   February 21, 2002     Delaware      a 9.9% Class A    Development,
Storage LLC    business                                             member interest   ownership, and
(Private Fuel                                                        held by ENPFS    operation of a spent
Storage)                                                                              nuclear fuel storage
                                                                                      facility.

Tradespark     Entergy related  -                     Delaware       a 5.53% non-     Electronic commodity
               business                                             voting limited    marketplace for North
                                                                   partner interest   America wholesale
                                                                    indirectly held   transactions in
                                                                       by EKTLP       physical and
                                                                                      financial products.

EHI Activities
      During the quarterly period ended June 30, 2002, EHI acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities
      During  the  quarterly period ended June 30, 2002,  Entergy
Thermal  operated a district cooling and heating  system  in  New
Orleans, Louisiana.

EBS Activities
      During  the quarterly period ended June 30, 2002,  EBS  was
inactive,  but  in  the  future  intends  to  engage  in   energy
management services.

EPH Activities
      During the quarterly period ended June 30, 2002, EPH acted as a holding company with respect to Entergy's investments in "qualifying facilities" (QFs) under the Public Utility Regulatory
Policies Act of 1978 (PURPA).

EPRS Activities
      During the quarterly period ended June 30, 2002, EPRS engaged in the development, acquisition and ownership of a 50% interest in RS Cogen LLC. RS Cogen LLC is developing, and will own and operate, a 425 MW cogeneration facility in Louisiana which is a QF under PURPA.

TLG Activities
      During the quarterly period ended June 30, 2002, TLG provided cost estimates and field services for the decommissioning of fossil and nuclear plants as well as technical expertise related to environmental testing and remediation.

ESLTD Activities
      During the quarterly period ended June 30, 2002, ESLTD engaged in the purchasing of power on the ERCOT imbalance market for its Texas pilot customers.

EKTLP Activities
      During the quarterly period ended June 30, 2002, EKTLP engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EWOGP Activities
      During the quarterly period ended June 30, 2002, EWO acted as a holding company for investing in energy commodity brokering and related services.

EWOM Activities
      During the quarterly period ended June 30, 2002, EWOM engaged in the business of managing the power produced by electric generation assets of affiliates and third-party customers as well as fulfilling the electric energy needs of third party customers under long-term contracts. The third-party customers are principally electric utilities and municipal cooperatives.

ESSL Activities
     During the quarterly period ended June 30, 2002, ESSL was in its formative stage and in the future intends to engage in providing price-to-beat energy service and electric sales.

ESEL Activities
     During the quarterly period ended June 30, 2002, ESEL was in its formative stage and in the future intends to engage in providing energy service and electric sales as the provider of last resort.

Entergy Thermal-UNO Activities
      During  the  quarterly period ended June 30, 2002,  Entergy
Thermal-UNO was in its formative state and in the future intends to engage in the production, sale, and distribution of thermal energy products at the University of New Orleans.

ENPFS Activities
     During the quarterly period ended June 30, 2002, ENPFS acted as a holding company for Entergy's 12.9% member interest in Private Fuel Storage (including a 9.9% Class A member interest with voting rights).

Private Fuel Storage Activities
      During  the  quarterly period ended June 30, 2002,  Private
Fuel  Storage continued efforts relating to obtaining  a  Nuclear
Regulatory Commission license for a proposed spent nuclear fuel storage facility.

Tradespark Activities
      During the quarterly period ended June 30, 2002, Tradespark operated as an electronic commodity marketplace for North America wholesale transactions in physical and financial products.

ITEM  2  -  ISSUANCES  AND  RENEWALS OF  SECURITIES  AND  CAPITAL
CONTRIBUTIONS

 Company    Type of   Principal   Issue            Person to whom   Collateral  Consideration
 issuing   security   amount of    or     Cost of   security was    given with  received for
security    issued    security   renewal  capital      issued        security   each security
  None        N/A        N/A       N/A      N/A          N/A           N/A           N/A

  Company contributing capital    Company receiving capital   Amount of capital
                                                                contribution
 Entergy Retail Holding Company             ESLTD                $1,881,000

 Entergy Retail Holding Company            ESSLTD                $  495,000

   Entergy Retail Texas, Inc.               ESLTD                $   19,000

   Entergy Retail Texas, Inc.              ESSLTD                $    5,000

  Entergy PTB Holding Company               ESSL                 $3,464,500

       Entergy Select LLC                   ESSL                 $   35,000

     Entergy Nuclear, Inc.                   TLG                 $1,000,000

     Entergy Nuclear, Inc.                  ENPFS                $  121,634

             ENPFS                  Private Fuel Storage         $   71,443

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

 Reporting   Associate
  company     company    Types of   Direct   Indirect              Total
 rendering   receiving   services   costs     costs     Cost of   amount
 services     services   rendered  charged   charged    capital   billed

   None         None        N/A      N/A       N/A        N/A       N/A


Part II - Transactions Performed by Associate Companies on Behalf
                     of Reporting Companies


 Associate    Reporting
  company      company     Types of       Direct     Indirect                  Total
 rendering    receiving    services       costs       costs      Cost of      amount
  services    services     rendered      charged     charged     capital      billed
  Entergy        EHI     Professional   $   79,989     $-0-         N/A      $   79,989
Enterprises,             services and
    Inc.                  back office
   (EEI)                    support

    EEI        Entergy   Same as above  $   89,061     $-0-         N/A      $   89,061
               Thermal

    EEI          EBS     Same as above  $   14,718     $-0-         N/A      $   14,718

    EEI         ESSL     Same as above  $1,709,714     $-0-         N/A      $1,709,714

    EEI         ESEL     Same as above  $   13,266     $-0-         N/A      $   13,266

    EEI         ESLTD    Same as above  $  888,038     $-0-         N/A      $  888,038

    EEI         EPRS     Same as above  $  406,553     $-0-         N/A      $  406,553

    EEI         EWOM     Same as above  $  221,373     $-0-         N/A      $  221,373

    EEI          TLG     Same as above  $   81,122     $-0-         N/A      $   81,122

  Entergy       ESLTD    Same as above  $  463,766     $-0-         N/A      $  463,766
 Solutions
 Management
Services LLC

  Entergy       ESSL     Same as above  $  209,049     $-0-         N/A      $  209,049
 Solutions
 Management
Services LLC

   ESSLTD       ESLTD    Same as above  $  (24,156)    $-0-         N/A      $  (24,156)

   ESSLTD       ESSL     Same as above  $  693,899     $-0-         N/A      $  693,899

  Entergy       ESSL     Same as above  $   (3,969)    $-0-         N/A      $   (3,969)
   Retail
Texas, Inc.

Part II - Transactions Performed by Associate Companies on Behalf
               of Reporting Companies - Continued

 Associate    Reporting
  company      company      Types of      Direct     Indirect                  Total
 rendering    receiving     services       costs      costs      Cost of      amount
  services     services     rendered      charged    charged     capital      billed
  Entergy        TLG      Same as above  $341,739     $-0-         N/A      $341,739
  Nuclear
Operations,
    Inc.

  Entergy        TLG      Same as above  $124,174     $-0-         N/A      $124,174
  Nuclear,
    Inc.

  Entergy        EPRS     Same as above  $  1,068     $-0-         N/A      $  1,068
   Power
 Operations
 U.S., Inc.

  EKLP LLC       EWOM     Same as above  $975,315     $-0-         N/A      $975,315


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
  Total consolidated capitalization as of June 30, 2002               $16,900,078,000    Line 1
  Total capitalization multiplied by 15% (line 1 multiplied by 0.15)    2,535,011,700    Line 2
  Greater of $50 million or line 2                                      2,535,011,700    Line 3

  Total current aggregate investment:
     Energy marketing and brokering (ESLTD, EKTLP, EWO, EWOM, ESSL,       362,895,065
      Tradespark, and ESEL)
     Energy related technical and similar services (EHI, Entergy Thermal,  58,872,122
      Entergy Thermal - UNO, EBS, and TLG)
     Development and ownership of QFs (EPH and EPRS)                       30,207,000
     Ownership, operation, and servicing of fuel procurement,                 628,366
      transportation, handling, and storage facilities (ENPFS and Private
      Fuel Storage)                                                    --------------
         Total current aggregate investment*                              452,602,553    Line 4
                                                                       --------------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the registered
holding company system (line 3 less line 4)                            $2,082,409,147    Line 5
                                                                       ==============


ITEM 5 - OTHER INVESTMENTS

 Major line of   Other investment   Other investment      Reason for
energy-related    in last U-9C-3     in this U-9C-3     difference in
   business           report             report        other investment

      N/A              -0-                -0-                N/A


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B.   Exhibits

     1. Certificate of filing of Form U-9C-3 for the 1st Quarter of 2002 with interested state commissions and municipal regulator.


                            SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By: /s/ Nathan E. Langston
                                        Nathan E. Langston
                                  Senior Vice President and Chief
                                        Accounting Officer


Dated:  August 28, 2002